UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2010
COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

F O R M 6-K

for the quarter
ended March 31 of
Fiscal Year 2010

Luxottica Group S.p.A.
Headquarters and registered office • via Cantù, 2, 20123 Milan, Italy
 Capital Stock € 27,887,476.98
authorized and issued

ITEM 1. MANAGEMENT REPORT ON THE INTERIM FINANCIAL RESULTS
AS OF MARCH 31, 2010
(UNAUDITED)

        The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2009, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition.

1.     OPERATING PERFORMANCE FOR THE FIRST QUARTER OF 2010

        During the first quarter of the year, the global economy achieved selective growth and even showed hopeful signs of stability, with certain countries performing solidly while others still face challenges. Against this backdrop, we have reaped the fruits of our intense work over the past year, primarily due to the effectiveness of our integrated business model, thus bolstering the four key pillars of our business for 2010: Oakley, emerging markets, the North American market and efficiency.

        In particular, during the first three months of 2010, we achieved positive performance in all of the key geographic regions in which we operate, confirming the success of our investments and actions over the past year. The results achieved in North America, a key region for the Group, are worthy of note: Luxottica's first quarter net sales in US dollars grew by 6.1 percent, mainly due to the solid performance of LensCrafters and Sunglass Hut, where comparable store sales1 for the quarter rose by 6.6 percent and 10.8 percent, respectively. Significant results were also achieved in our emerging markets, with net sales up year-over-year by over 30 percent.

          1  Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

        Both our segments posted solid results, thereby confirming the success of our business model and the proactive and decisive steps taken. Net sales for the quarter in our manufacturing and wholesale distribution segment grew by over 10 percent, while operating margin increased in both our manufacturing and wholesale distribution and our retail distribution segments.

        In the first quarter of 2010, net sales increased by 6.0 percent at current exchange rates and, by 7.0 percent at constant exchange rates2 to Euro 1,391.7 million from Euro 1,312.3 million in the first quarter of 2009.

          2  We calculate constant exchange rates by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended March 31, 2009. Please refer to Attachment 1 for further details on exchange rates.

        EBITDA3 increased over the previous year by 6.9 percent to Euro 242.6 million, from Euro 227.0 million in the first quarter of 2009. Operating income was Euro 171.2 million for the first quarter of 2010, compared with Euro 154.2 million for the same period of the previous year (+11.1 percent), while operating margin increased to 12.3 percent, from 11.7 percent in the first quarter of 2009.

          3  For a further discussion of EBITDA, see page 11—"Non-IAS/IFRS Measures".

        Net income attributable to Luxottica Group stockholders for the first three months of 2010 grew to Euro 95.1 million (a 20.8 percent increase from Euro 78.8 million for the first three months of 2009), resulting in earnings per share (EPS) of Euro 0.21 (at an average US Dollar/Euro exchange rate of 1.3829). Net income attributable to Luxottica Group stockholders expressed in US dollars grew by 28.2 percent to U.S. $131.5 million (U.S. $102.6 million in the first quarter of 2009), resulting in EPS of U.S. $0.29.

        By carefully controlling working capital, the Group generated a positive free cash flow4 (over Euro 40 million) in a quarter that traditionally sees a negative trend. However, because of the exchange rate effect, consolidated net debt at March 31, 2010 was Euro 2,421 million (Euro 2,337 million at the end of 2009), and the ratio of net debt to EBITDA was 2.8X, compared with 2.7X at December 31, 2009). Net of the exchange rate effect5, the ratio would have been 2.7X compared with 2.8X at December 31, 2009.

          4  For a further discussion of free cash flow, see page 11—"Non-IAS/IFRS Measures".

          5  We calculate results net of the exchange rate effect by applying to the current period the average exchange rates between the Euro and the relevant currencies of the various markets in which we operated during the three-month period ended March 31, 2009. Please refer to Attachment 1 for further details on exchange rates.

2.     SIGNIFICANT EVENTS DURING THE THREE MONTHS ENDED MARCH 31, 2010

January

        On January 5, 2010, the minority stockholders of Luxottica Gözlük Endüstri ve Ticaret Anonim Sirketi, our Turkey-based subsidiary notified us of their intention to exercise their put option to sell us a 35.16 percent interest in this subsidiary. The purchase price will be approximately Euro 61.5 million. The sale is subject to the prior approval of the Turkish antitrust authority and it is expected to close in May 2010.

        On January 29, 2010, our subsidiary Luxottica U.S. Holdings Corp. ("U.S. Holdings") completed a private placement of U.S. $175 million of senior unsecured guaranteed notes, issued in three series (Series D, Series E and Series F). The aggregate principal amount is U.S. $50 million for each of Series D and Series E Notes and U.S. $75 million for Series F Notes. The Series D Notes mature on January 29, 2017; the Series E Notes mature on January 29, 2020 and the Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at 5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The proceeds from the Notes were used for general corporate purposes.

February

        On February 8, 2010 we announced that we formed a long-term joint venture for the Australian and New Zealand markets with Essilor International. The joint venture will manage Eyebiz Pty Limited, Luxottica's Sydney-based optical lens finishing laboratory, which, as a result of this alliance, will be majority-controlled by Essilor. Eyebiz will continue to supply all of our retail optical outlets in Australia and New Zealand: OPSM, Budget Eyewear and Laubman & Pank.

March

        On March 31, 2010 we announced a three-year renewal of our exclusive license agreement with Jones Apparel Group for the design, production and global distribution of prescription frames and sunglasses under the Anne Klein New York brand. The new agreement, which is substantially unchanged from the previous agreement, extends the license through December 2012, with a provision for a further renewal.

        On March 31, 2010, we announced a five-year extension of the license agreement with Retail Brand Alliance, Inc. for the design, production and worldwide distribution of prescription frames and sunglasses under the Brooks Brothers brand. The Brooks Brothers trade name is owned by Retail Brand

Alliance, Inc., which is controlled by Claudio Del Vecchio, one of our directors. The term of the new agreement is through December 2014, with an option for a further five-year extension under the same terms. The terms were substantially unchanged from those of the previous agreement.

        During the first three months of 2010, we purchased on the "Mercato Telematico Azionario" ("MTA") 546,712 of our ordinary shares at an average price of Euro 18.80 for a total amount of Euro 10,280,809 pursuant to the share purchase program approved at the Stockholders' Meeting on October 29, 2009 and launched on November 16, 2009.

        In parallel our subsidiary, Arnette Optic Illusions, Inc., sold during the same period on the MTA 705,000 of our ordinary shares at an average price of Euro 18.87 for a total amount of Euro 13,303,645.

3.     FINANCIAL RESULTS

        We are a global leader in the design, manufacture and distribution of fashion, luxury and sport eyewear, with net sales reaching Euro 5.1 billion in 2009, approximately 60,000 employees and a strong global presence. We operate in two industry segments: (i) manufacturing and wholesale distribution; and (ii) retail distribution. See Note 4 to the Management Report on the Interim Financial Results as of March 31, 2010, for additional disclosures about our operating segments. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house and designer lines of mid- to premium-priced prescription frames and sunglasses and, through Oakley, of performance optics products. We operate our retail segment principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley "O" Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical).

        As a result of our numerous acquisitions and the subsequent expansion of our business activities in the United States through these acquisitions, our results of operations, which are reported in Euro, are susceptible to currency rate fluctuations between the Euro and the U.S. dollar. The Euro/U.S. dollar exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.3029 in the first three months of 2009 to Euro 1.00 = U.S. $1.3829 in the same period of 2010. Additionally, with the acquisition of OPSM and Bright Eyes (acquired through Oakley), our results of operations are susceptible to currency fluctuations between the Euro and the Australian dollar. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, they have impacted our reported revenues and expenses during the periods discussed herein.

        On April 16, 2010, we announced that starting with the first quarter of fiscal year 2010 and for all future reporting periods we will report our financial results in accordance with the International Financial and Reporting Standards as issued by the International Accounting Standards Board ("IAS/IFRS") in all financial communications including reports to the United States Securities and Exchange Commission ("SEC"). Up to and including the 2009 fiscal year, we had been reporting our financial results in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        Since 2005, we have also been preparing consolidated financial statements in Italy in accordance with IFRS as required by Italian law and we have provided the financial community with a reconciliation of our U.S. GAAP and IFRS results on a quarterly basis.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

	Three months ended March 31,

Values in thousands of Euro	2010	% of net sales	2009	% of net sales

Net sales	1,391,687	100.0%	1,312,334	100.0%
Cost of sales	499,789	35.9%	450,988	34.4%

Gross profit	891,898	64.1%	861,346	65.6%

Selling	452,766	32.5%	440,888	33.6%
Royalties	24,868	1.8%	25,812	2.0%
Advertising	81,143	5.8%	79,277	6.0%
General and administrative	141,765	10.2%	140,181	10.7%
Intangibles amortization	20,110	1.4%	21,017	1.6%
Total operating expenses	720,652	51.8%	707,174	53.9%

Income from operations	171,246	12.3%	154,173	11.7%

Other income/(expense)
Interest income	2,037	0.1%	2,004	0.2%
Interest expense	(24,638)	1.8%	(29,820)	2.3%
Other—net	(818)	0.1%	(1,605)	0.1%

Income before provision for income taxes	147,827	10.6%	124,751	9.5%

Provision for income taxes	(50,161)	3.6%	(43,415)	3.3%

Net income	97,666	7.0%	81,336	6.2%

Attributable to
—Luxottica Group stockholders	95,091	6.8%	78,750	6.0%
—noncontrolling interests	2,575	0.2%	2,587	0.2%

NET INCOME	97,666	7.0%	81,336	6.2%

        Net Sales.    Net sales increased by Euro 79.4 million, or 6.0 percent, to Euro 1,391.7 million in the first three months of 2010 from Euro 1,312.3 million in the same period of 2009. Euro 51.9 million of such increase is attributable to the increased sales in the manufacturing and wholesale distribution segment in the first three months of 2010 as compared to the same period in 2009 and to the increase in the retail distribution segment of Euro 27.4 million. The increase in net sales to third parties in the manufacturing and wholesale distribution segment was mainly attributable to increased sales of most of our housebrands and some of our licensed brands such as Bvlgari, Ralph Lauren and Chanel.

        Net sales for the retail distribution segment increased by Euro 27.4 million, or 3.4 percent, to Euro 838.2 million in the first three months of 2010 from Euro 810.8 million in the same period in 2009. The increase in net sales for the period is almost solely attributable to an improvement in comparable store sales6 which accounted for 3.4 percent. In particular we saw a 5.5 percent increase in comparable store sales for the North American retail operations, which was partially offset by an 11.9 decrease in comparable store sales for the Australian/New Zealand retail operations. The negative effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which

          6  Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

we conduct business, in particular due to the weakening of the U.S. dollar compared to the Euro, decreased net sales in the retail distribution segment by Euro 18.2 million.

        Net sales to third parties in the manufacturing and wholesale distribution segment increased by Euro 51.9 million, or 10.4 percent, to Euro 553.5 million in the first three months of 2010 from Euro 501.6 million in the same period in 2009. This increase is mainly attributable to increased sales of most of our housebrands and in some designer brands such as Bvlgari, Ralph Lauren and Chanel. These sales volume increases occurred in some key markets, such as France, Italy, Spain and Brazil. These positive effects were further increased by positive currency fluctuations, in particular due to a strengthening of the Brazilian Real and Australian Dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 6.2 million.

        In the first three months of 2010, net sales in the retail distribution segment accounted for approximately 60.2 percent of total net sales, as compared to approximately 61.8 percent of total net sales for the same period in 2009. This decrease in sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a 10.4 percent increase in net sales to third parties in our manufacturing and wholesale distribution segment compared to the same period of 2009; and (ii) negative currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America, where the Euro is not the functional currency.

        In the first three months of 2010, net sales in our retail distribution segment in the United States and Canada comprised 82.6 percent of our total net sales in this segment as compared to 84.5 percent of our total net sales in the same period of 2009. In U.S. dollars, retail net sales in the United States and Canada increased by 7.2 percent to U.S. $957.1 million in the first three months of 2010 from U.S. $892.9 million for the same period in 2009. During the first three months of 2010, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 17.4 percent of our total net sales in the retail distribution segment and increased 16.5 percent to Euro 146.1 million in the first three months of 2010 from Euro 125.4 million for the same period in 2009.

        In the first three months of 2010, net sales to third parties in our manufacturing and wholesale distribution segment in Europe were Euro 295.3 million, comprising 53.4 percent of our total net sales in this segment, compared to Euro 269.2 million in the same period in 2009, or 53.7 percent of total net sales in the segment. The increase of Euro 26.1 million in the first three months of 2010 compared to the same period of 2009 constituted a 9.7 percent increase in net sales to third parties in Europe, due to a general improvement in market conditions. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $158.9 million and comprised 21.2 percent of our total net sales in this segment in the first three months of 2010, compared to U.S. $158.3 million in the same period of 2009, or 24.2 percent of total net sales in the segment. The increase of U.S. $0.6 million in the first three months of 2010 compared to the same period of 2009 constituted an increase, in U.S. dollars, of 0.4 percent in net sales in this segment in the United States and Canada, due to a general improvement in market conditions. In the first three months of 2010, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world were Euro 140.6 million, comprising 25.4 percent of our total net sales in this segment, compared to Euro 110.9 million in the same period of 2009, or 22.1 percent of our net sales in this segment. The increase of Euro 29.7 million in the first three months of 2010 compared to the same period of 2009 constituted a 26.8 percent increase in this segment in the rest of the world due to a general improvement in market conditions.

        Cost of Sales.    Cost of sales increased by Euro 48.8 million, or 10.8 percent, to Euro 499.8 million in the first three months of 2010 from Euro 451.0 million in the same period of 2009. As a percentage of net sales, cost of sales increased to 35.9 percent in the first three months of 2010, as compared to 34.4 percent in the same period of 2009. In the first three months of 2010, the average number of frames produced daily in our facilities increased to approximately 228,200, as compared to 188,100 in the same period of 2009, which was attributable to increased production in all manufacturing facilities in response to an overall increase in demand.

        Gross Profit.    Our gross profit increased by Euro 30.6 million, or 3.5 percent, to Euro 891.9 million in the first three months of 2010 from Euro 861.3 million in the same period of 2009. As a percentage of net sales, gross profit decreased to 64.1 percent in the first three months of 2010 from 65.6 percent in the same period of 2009, due to the factors noted above for cost of sales.

        Operating Expenses.    Total operating expenses increased by Euro 13.5 million, or 1.9 percent, to Euro 720.7 million in the first three months of 2010 from Euro 707.2 million in the same period of 2009. As a percentage of net sales, operating expenses decreased to 51.8 percent in the first three months of 2010 from 53.9 percent in the same period of 2009 primarily due to an increase in sales while keeping strong cost controls over selling and advertising expenses.

        Selling and advertising expenses (including royalty expenses) increased by Euro 12.8 million, or 2.3 percent, to Euro 558.8 million in the first three months of 2010 from Euro 546.0 million in the same period of 2009. Selling expenses increased by Euro 11.9 million or 2.7 percent. Advertising expenses increased by Euro 1.9 million or 2.4 percent. Royalties decreased by Euro 0.9 million or 3.7 percent. As a percentage of net sales, selling and advertising expenses decreased to 40.2 percent in the first three months of 2010 compared to 41.6 percent for the same period 2009, primarily due to certain fixed costs in selling, as well as the restructuring made in 2009 in our selling force, which brought about more efficient costs.

        General and administrative expenses, including intangible asset amortization remained flat at Euro 161.9 million in the first three months of 2010 compared to Euro 161.2 million in the same period of 2009.

        Income from Operations.    For the reasons described above, income from operations increased by Euro 17.1 million, or 11.1 percent, to Euro 171.2 million in the first three months of 2010 from Euro 154.2 million in the same period of 2009. As a percentage of net sales, income from operations increased to 12.3 percent in the first three months of 2010 from 11.7 percent in the same period of 2009.

        Other Income (Expense)—Net.    Other income (expense)—net was Euro (23.4) million in the first three months of 2010 compared to Euro (29.4) million in the same period of 2009. Net interest expense decreased to Euro 22.6 million in the first three months of 2010 compared to Euro 27.8 million in the same period of 2009, mainly attributable to a reduction of our indebtedness and the weakening of the U.S. dollar against the Euro.

        Net Income.    Income before taxes increased by Euro 23.1 million, or 18.5 percent, to Euro 147.8 million in the first three months of 2010 from Euro 124.8 million in the same period of 2009 for the reasons described above. As a percentage of net sales, income before taxes increased to 10.6 percent in the first three months of 2010 from 9.5 percent in the same period of 2009. Net income attributable to noncontrolling interests remained flat at Euro 2.6 million in the first three months of 2010 and the same period of 2009. Our effective tax rate was 33.9 percent in the first three months of 2010, compared to 34.8 percent in the same period of 2009.

        Net income attributable to Luxottica Group stockholders increased by Euro 16.3 million, or 20.8 percent, to Euro 95.1 million in the first three months of 2010 from Euro 78.8 million in the same period of 2009. Net income attributable to Luxottica group stockholders as a percentage of net sales increased to 6.8 percent in the first three months of 2010 from 6.0 percent in the same period of 2009.

        Basic earnings per share were Euro 0.21 in the first three months of 2010 as compared to Euro 0.17 in the same period of 2009. Diluted earnings per share were Euro 0.21 in the first three months of 2010 compared to Euro 0.17 in the same period of 2009.

OUR CASH FLOWS

        The following table sets forth for the periods indicated, certain items included in our statements of consolidated cash flows included in Item 1 of this report.

		As of March 31, 2010	As of March 31, 2009

A)	Cash and cash equivalents at the beginning of the period	380,081	288,450
B)	Cash provided by operating activities	42,525	140,292
C)	Cash used in investing activities	(52,353)	(47,112)
D)	Cash used in financing activities	(39,245)	(129,370)
	Change in bank overdrafts	(12,742)	(30,346)
	Effect of exchange rate changes on cash and cash equivalents	17,894	5,094
E)	Net change in cash and cash equivalents	(43,921)	(61,442)

F)	Cash and cash equivalents at the end of the period	336,160	227,008

        Operating activities.    Our cash provided by operating activities was Euro 42.5 million and Euro 140.3 million for the first three months of 2010 and 2009, respectively. The Euro 97.8 million decrease for the first three months of 2010 as compared to the same period in 2009 was primarily attributable to:

  •
  Cash used in accounts receivable were Euro (80.8) million in the first three months of 2010 compared to Euro (45.3) million in the same period of 2009. This change is primarily due to an increase in sales volume in the first three months of 2010 compared to the same period of 2009.

  •
  Cash used in accounts payable were Euro (37.2) million in the first three months of 2010 compared to Euro (15.3) million in the same period of 2009. This change is mainly due to an increase in production in the first three months of 2010 as compared to the same period of 2009.

  •
  Cash generated by other assets/liabilities were Euro 1.2 million in the first three months of 2010 compared to Euro 29.7 million in the same period of 2009. This change is primarily due to the higher utilization in 2009 of some tax receivables of certain U.S. subsidiaries to offset the tax liabilities for the period.

        Investing activities.    Our cash used in investing activities was Euro (52.4) million for the first three months of 2010 compared to Euro (47.1) million for the same period in 2009. The cash used in investing activities primarily consists of (i) Euro (31.7) million in capital expenditures in the first three months of 2010 compared to Euro (44.6) million in the same period of 2009, which mostly relate to our reduction in investment in the opening, remodeling and relocation of stores in the retail distribution segment as we wind down our remodeling initiative, and (ii) the payment of the second instalment related to the acquisition of a 40 percent investment in Multiopticas Internacional S.L. by Euro 20.7 million which occurred in the first three months of 2010.

        Financing activities.    Our cash generated/(used in) financing activities for the first three months of 2010 and 2009 was Euro (39.2) million and Euro (129.4) million, respectively. Cash provided by/(used in) financing activities for the first three months of 2010 consisted primarily of the proceeds of Euro 126.5 million from long-term debt borrowings and Euro (162.0) million used to repay long-term debt expiring during the first three months of 2010. Cash provided by/(used in) financing activities for the first three months of 2009 consisted primarily of the proceeds of Euro 536.4 million from long-term debt borrowings Euro (58.3) million and Euro (608.2) million in cash used to repay bank overdrafts and long-term debt expiring during the first three months of 2009.

OUR CONSOLIDATED BALANCE SHEET

	March 31, 2010 (unaudited)	December 31, 2009 (audited)
	(thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	336,160	380,081
Accounts receivable—net	718,434	618,884
Inventories—net	540,467	524,663
Other assets	214,870	198,365

Total current assets	1,809,931	1,721,993
NON CURRENT ASSETS:
Property, plant and equipment—net	1,171,543	1,149,972
Goodwill	2,837,688	2,688,835
Intangible assets—net	1,193,394	1,149,880
Investments	49,480	46,317
Other assets	147,485	147,591
Deferred tax assets	343,486	356,706

Total non-current assets	5,743,078	5,539,301

TOTAL ASSETS	7,553,009	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts	134,978	148,951
Current portion of long-term debt	199,580	166,279
Accounts payable	403,352	434,604
Income taxes payable	7,942	11,204
Other liabilities	571,889	554,136

Total current liabilities	1,317,742	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	2,422,941	2,401,796
Liability for termination indemnity	43,367	44,633
Deferred tax liabilities	382,095	396,048
Other liabilities	379,534	350,028

Total non-current liabilities	3,227,936	3,192,505
STOCKHOLDERS' EQUITY:
Luxottica Group stockholders' equity	2,994,886	2,737,239
Noncontrolling interests	12,445	16,376

Total stockholders' equity	3,007,331	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS'EQUITY	7,553,009	7,261,294

        As of March 31, 2010 total assets were Euro 7,553.0 million and increased by Euro 291.7 million compared to Euro 7,261.3 million as of December 31, 2009.

        In the first three months of 2010 non-current assets increased by Euro 203.8 million. This increase was primarily due to increases in net intangible assets (Euro 192.4 million increase), property, plant and equipment—net (Euro 21.6 million increase) and investments (Euro 3.2 million increase) which were partially offset by decreases in deferred tax assets (Euro 13.2 million decrease) and other assets (Euro 0.1 million decrease).

        The increase in net intangible assets is primarily due to the positive effects of foreign currency fluctuation effects of Euro 202.1 million.

        The increase in property, plant and equipment is primarily due to additions during the period of Euro 31.7 million, partially offset by Euro 8.0 million of disposals.

        As of March 31, 2010 as compared to December 31, 2009:

  •
  Accounts receivable increased by Euro 99.6 million due to the seasonality of our business, which results in most of our net sales occurring in the first part of the calendar year and a corresponding increase in accounts receivable;

  •
  Other current assets increased by Euro 16.5 million mainly due to (i) an increase of Euro 25.8 million in marketable securities which as of December 31, 2009, such amounts were not invested and were held as cash and cash equivalents; (ii) an increase of Euro 11.5 million of prepaid expenses mainly due to other assets of our retail North America division, and (iii) a decrease of Euro 23.6 million in income taxes receivable.

  •
  Other non-current liabilities increased by Euro 29.5 million due to increasing liabilities for interest rate derivatives related to an increase in interest rates compared to December 31, 2009.

        Our net financial position as of March 31, 2010 and December 31, 2009 is as follows:

(thousands of Euro)	March 31, 2010	December 31, 2009

Cash and cash equivalents	336,160	380,081
Bank overdrafts	(134,978)	(148,951)
Current portion of long-term debt	(199,580)	(166,279)
Long-term debt	(2,422,941)	(2,401,796)

Total	(2,421,340)	(2,336,945)

        Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit that the Company has obtained through local financial institutions. These facilities are usually short-term in nature. The remaining part consists of short-term revolving lines of credit borrowed by various subsidiaries of the Group. The applicable interest rate is usually floating and varies based on the currency of the line of credit.

        As of March 31, 2010 the Company and its wholly-owned Italian subsidiary Luxottica S.r.l had credit lines aggregating Euro 391.8 million. The interest rate is a floating rate and is EURIBOR plus a margin on average of approximately 0.50 percent. As of March 31, 2010 these credit lines were utilized for Euro 0.4 million.

        As of March 31, 2010, Luxottica US Holdings maintained unsecured lines of credit for an aggregate maximum availability of Euro 98.5 million (U. S. $133.2 million). The interest rate is a floating rate and is approximately USD LIBOR plus 0.80 percent. At March 31, 2010, these lines were not used.

        As of March 31, 2010 the current portion of long-term debt has increased due to the reclassification of the portion of the debt maturing in the first three months of 2011 as short-term debt

4.     RELATED PARTY TRANSACTIONS

        Our related party transactions are neither atypical nor unusual and occur within the ordinary course of our business. Management believe that these transactions are fair to the Company. For further details on the related party transactions please refer to Note 27 in the Notes to the Interim Consolidated Financial Statements as of March 31, 2010.

5.     SUBSEQUENT EVENTS

        There are no significant events that have occurred between the end of the quarter and the authorization by the Board of Directors to the issuance of our financial statements related thereto.

6.     2010 OUTLOOK

        Based on current market conditions, management believes that the remainder of 2010 will be more normal for our business than in the prior year.

        Management believes that the benefits expected from the investments and initiatives carried out during the past two years will be fully realized in 2010, due in part to a much more flexible and efficient cost structure and organization than in the past. In addition, in 2010, we will continue to invest in our infrastructure, with the goal of creating a truly common platform shared by our operations throughout the world, which is essential to support our future growth.

NON-IAS/IFRS MEASURES

        We use in this Management Report certain performance measures that are not in accordance with IAS/IFRS. Such non-IAS/IFRS measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding our operational performance.

        We caution that such measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Such non-IAS/IFRS measures are explained in detail and reconciled to their most comparable IAS/IFRS measures below.

EBITDA

        EBITDA represents net income attributable to Luxottica Group Stockholders, before noncontrolling interest, provision for income taxes, other income/expense, depreciation and amortization. We believe that EBITDA is useful to both management and investors in evaluating our operating performance compared with that of other companies in our industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company's business.

        EBITDA is not a measure of performance under IAS/IFRS. We include it in this Management Report in order to:

  •
  improve transparency for investors;

  •
  assist investors in their assessment of the Company's operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

  •
  assist investors in their assessment of the Company's cost of debt;

  •
  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

  •
  properly define the metrics used and confirm their calculation; and

  •
  share these measures with all investors at the same time.

        Investors should be aware that our method of calculating EBITDA may differ from methods used by other companies. We recognize that the usefulness of EBITDA has certain limitations, including:

  •
  EBITDA does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

  •
  EBITDA does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

  •
  EBITDA does not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

  •
  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

  •
  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

        We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance and leverage.

        The following table provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

	March 31, 2010	March 31, 2009
	(Millions of Euro)

Net income attributable to Luxottica Group Stockholders	95.1	78.8
(+)
Net income attributable to noncontrolling interest	2.6	2.6
(+)
Provision for income taxes	50.2	43.4
(+)
Other (income)/expense	23.4	29.4
(+)
Depreciation & amortization (+)	71.4	72.8
(+)

EBITDA	242.6	227.0
(=)
Net sales	1,391.7	1,312.3
(/)
EBITDA margin	17.4%	17.3%
(=)

Free Cash Flow

        Free cash flow represents net income before noncontrolling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. We believe that free cash flow is useful to both management and investors in evaluating our operating performance compared with other companies in our industry. In particular, our calculation of free cash flow provides a clearer picture of our ability to generate net cash from operations, which is used for mandatory debt service requirements, to fund discretionary investments, pay dividends or pursue other strategic opportunities.

        Free cash flow is not a measure of performance under IAS/IFRS. We include it in this presentation in order to:

  •
  Improve transparency for investors;

  •
  Assist investors in their assessment of our operating performance and its ability to generate cash from operations in excess of its cash expenses;

  •
  Ensure that this measure is fully understood in light of how we evaluate our operating results;

  •
  Properly define the metrics used and confirm their calculation; and

  •
  Share this measure with all investors at the same time.

        Investors should be aware that our method of calculation of free cash flow may differ from methods used by other companies. We recognize that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

  •
  The manner in which we calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

  •
  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

  •
  Free cash flow can be subject to adjustment at our discretion if we take steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

        We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measurements, to assist in the evaluation of our operating performance.

        The following table provides a reconciliation of free cash flow to EBITDA and the table above provides a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure:

Non-IAS/IFRS Measure: Free cash flow

March 31, 2010
(Millions of Euro)

EBITDA	242.6
Δ Working capital	(116.0)
Capital expenditures	(31.7)

Operating cash flow	94.9
Net interest expense	(22.6)
Income taxes paid	(28.3)
Other—net	(0.9)

Free cash flow	43.1

FORWARD-LOOKING INFORMATION

        Throughout this report, management has made certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management's current expectations and beliefs and are identified by the use of forward-looking words and phrases such as "plans," "estimates," "believes" or "belief," "expects" or other similar words or phrases.

        Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, our ability to manage the effect of the poor current global economic conditions on our business, our ability to successfully acquire new businesses and integrate their operations, our ability to predict future economic conditions and changes in consumer preferences, our ability to successfully introduce and market new products, our ability to maintain an efficient distribution network, our ability to achieve and manage growth, our ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, our ability to protect our proprietary rights, our ability to maintain our relationships with host stores, any failure of our information technology, inventory and other asset risk, credit risk on our accounts, insurance risks, changes in tax laws, as well as other political, economic, legal and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

ITEM 2.    FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS—IAS/IFRS

		March 31, 2010 (unaudited)	December 31, 2009 (audited)
	Footnote reference
		(Thousands of Euro)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	336,160	380,081
Accounts receivable—net	6	718,434	618,884
Inventories—net	7	540,467	524,663
Other assets	8	214,870	198,365

Total current assets		1,809,931	1,721,993
NON-CURRENT ASSETS:
Property, plant and equipment—net	9	1,171,543	1,149,972
Goodwill	10	2,837,688	2,688,835
Intangible assets—net	10	1,193,394	1,149,880
Investments	11	49,480	46,317
Other assets	12	147,485	147,591
Deferred tax assets	13	343,486	356,706

Total non-current assets		5,743,078	5,539,301

TOTAL ASSETS		7,553,009	7,261,294

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABIILTIES:
Bank overdrafts	14	134,978	148,951
Current portion of long-term debt	15	199,580	166,279
Accounts payable	16	403,352	434,604
Income taxes payable	17	7,942	11,204
Other liabilities	18	571,889	554,136

Total current liabilities		1,317,742	1,315,174
NON-CURRENT LIABILITIES:
Long-term debt	19	2,422,941	2,401,796
Liability for termination indemnities	20	43,367	44,633
Deferred tax liabilities	21	382,095	396,048
Other liabilities	22	379,534	350,028

Total non-current liabilities		3,227,936	3,192,505
STOCKHOLDERS' EQUITY
Luxottica Group stockholders' equity	23	2,994,886	2,737,239
Noncontrolling interests	24	12,445	16,376

Total stockholders' equity		3,007,331	2,753,615

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		7,553,009	7,261,294

STATEMENT OF CONSOLIDATED INCOME—IAS/IFRS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	Footnote reference	2010	2009
		(Thousands of Euro)(1)

Net sales	25	1,391,687	1,312,334
Cost of sales	25	499,789	450,988

Gross profit		891,898	861,346

Selling	25	452,766	440,888
Royalties	25	24,868	25,812
Advertising	25	81,143	79,277
General and administrative	25	141,765	140,180
Intangibles amortization	25	20,110	21,017
Total operating expenses		720,652	707,174

Income from operations		171,245	154,173

Other income/(expense)
Interest income	25	2,037	2,004
Interest expense	25	(24,638)	(29,820)
Other—net	25	(818)	(1,605)

Income before provision for income taxes		147,827	124,751

Provision for income taxes	25	(50,161)	(43,415)

Net income		97,666	81,336

Of which attributable to:
—Luxottica Group stockholders	25	95,091	78,750
—Noncontrolling interests	25	2,575	2,587

NET INCOME		97,666	81,336

Weighted average number of shares outstanding:
Basic		458,404,423	457,031,838
Diluted		459,966,975	457,079,017
EPS
Basic		0.21	0.17
Diluted		0.21	0.17

(1)
Amounts in thousands except per share data.

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	March 31, 2010 (unaudited)	March 31, 2009 (unaudited)
	(Thousands of Euro)

Net income	97,666	81,336
Other comprehensive income:
Cash flow hedge—net of tax	(7,433)	(424)
Currency translation differences	155,930	58,722
Actuarial gain/(loss) on postemployment benefit obligations	(14)	—
Total other comprehensive income—net of tax	148,485	58,298

Total comprehensive income for the period	246,151	139,634

Attributable to:
—Luxottica Group stockholders' equity	243,198	137,013
—Noncontrolling interests	2,953	2,621

Total comprehensive income for the period	246,151	139,634

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY—IFRS/IAS

FOR THE THREE MONTHS ENDED MARCH 31, 2010 (UNAUDITED)

	Capital stock
				Additional paid-in capital			Translation of foreign operations and other
	Number of shares	Amount	Legal reserve		Retained earnings	Stock-Options reserve		Treasury shares	Stockholders' equity	Non controlling interests
	(Thousands of Euro)

Balances, January 1, 2009	463,368,233	27,802	5,554	138,424	2,676,551	97,958	(430,547)	(69,987)	2,445,755	13,729

Net income	—	—	—	—	78,750	—	—	—	78,750	2,587
Other comprehensive income:
Currency translation differences and other	—	—	—	—	—	—	58,688	—	58,688	34
Cash flow hedge—net of tax	—	—	—	—	(424)	—	—	—	(424)	—

Total comprehensive income as of March 31, 2009	—	—	—	—	78,325	—	58,688	—	137,013	2,621

Exercise of stock options	129,900	45	—	1,192	—	—	—	—	1,237	—
Non-cash stock-based compensation	—	—	—	—	—	3,967	—	—	3,967	—
Change in controlling interest in subsidiary	—	—	—	—	—		—	—	—	(748)
Dividends	—	—	—	—	—		—	—	—	(565)
Balances, March 31, 2009	463,498,133	27,847	5,554	139,616	2,754,876	101,925	(371,859)	(69,987)	2,587,972	15,037

Balances, January 1, 2010	464,386,383	27,863	5,561	166,912	2,900,213	124,563	(405,160)	(82,713)	2,737,239	16,376

Net income	—	—	—	—	95,091	—		—	95,091	2,575
Other comprehensive income:
Currency translation differences and other	—	—	—	—		—	155,552	—	155,552	378
Cash flow hedge—net of tax	—	—	—	—	(7,433)	—		—	(7,433)	—
Actuarial gain/(loss) on postemployment benefit obligations	—	—	—	—	(14)	—		—	(14)	—

Total comprehensive income as of March 31, 2010	—	—	—	—	87,646	—	155,552	—	243,198	2,953

Exercise of stock options	404,900	24		5,031	—	—	—	—	5,055	—
Non-cash stock-based compensation	—	—	—	—	—	6,372	—	—	6,372	—
Investment in treasury shares including tax effect of Euro 3.0 million	—	—	—	4,962	—	—	—	(1,940)	3,022	—
Dividends	—	—	—	—	—	—	—	—		(6,884)

Balances, March 31, 2010	464,791,283	27,887	5,561	176,905	2,987,859	130,935	(249,608)	(84,653)	2,994,886	12,445

STATEMENT OF CONSOLIDATED CASH FLOWS FOR THE THREE

MONTHS ENDED MARCH 31, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	2010	2009
	(Thousands of Euro)

Net income	97,666	81,336
Stock-based compensation	6,372	3,967
Depreciation and amortization	71,383	72,802
Net loss on disposals of fixed assets and other	1,378	3,812
Other non-cash items	(11,384)	8,226
Changes in accounts receivable	(80,766)	(45,260)
Changes in inventories	320	1,910
Changes in accounts payable	(37,220)	(15,295)
Changes in other assets/liabilities	1,174	29,696
Changes in income taxes payable	(6,398)	(902)
Total adjustments	(55,141)	58,956
Cash provided by operating activities	42,525	140,292
Property, plant and equipment
—Additions	(31,708)	(44,644)
—Disposals	—	—
Purchases of businesses net of cash acquired	(6,875)	(2,468)
Sales of businesses net of cash disposed	6,913	—
Investments in equity investees	(20,684)	—
Changes in intangible assets	—	—

Cash used in investing activities	(52,354)	(47,112)

 STATEMENT OF CONSOLIDATED CASH FLOWS FOR THE THREE MONTHS

ENDED MARCH 31, 2010 AND 2009—IAS/IFRS (UNAUDITED)

	2010	2009
	(Thousands of Euro)

Long-term debt:
—Proceeds	126,545	536,386
—Repayments	(161,976)	(608,169)
Decrease in overdraft balances	(8,036)	(58,262)
Exercise of stock options	5,056	1,240
Sale of treasury shares	6,050	—
Dividends	(6,884)	(565)

Cash used in financing activities	(39,245)	(129,370)

Decrease in cash and cash equivalents	(49,074)	(36,190)

Cash and cash equivalents, beginning of the period	346,624	28,426

Effect of exchange rate changes on cash and cash equivalents	17,894	5,094

Cash and cash equivalents, end of the period	315,444	(2,670)

Supplemental disclosure of cash flows information:

	2010	2009

Cash paid during the period for interest	33,160	38,865
Cash paid during the period for income taxes	28,276	23,919

        Following the reconciliation between the balance of cash and cash equivalents according to the consolidated cash flows and the balance of cash and cash equivalents according to the balance sheets:

	2010	2009

Cash and cash equivalents according to the consolidated statement of cash flows (net of bank overdrafts)	315,444	(2,670)
Bank overdrafts	20,716	229,678
Cash and cash equivalents according to the consolidated balance sheets	336,160	227,008

Luxottica Group S.p.A.

Headquarters and registered office    •    via Cantù, 2—20123 Milan, Italy
 Capital Stock: € 27,887,476.98
authorized and issued

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT
As of MARCH 31, 2010
(UNAUDITED)

1.  BACKGROUND

        Luxottica Group S.p.A. (hereinafter the "Company"or together with its consolidated subsidiaries, the "Group") is a company listed on Borsa Italiana and the New York Stock Exchange with its registered office located at via Cantù 2, Milan (Italy).

        The Company is controlled by Delfin S.à.r.l., based in Luxembourg. The chairman of the Board of Directors of the Company, Leonardo del Vecchio, controls Delfin S.à.r.l.

        The Company's Board of Directors approved this condensed consolidated Quarterly Report (hereinafter referred to as the "Quarterly Report") for publication at its meeting on April 29, 2010.

        This Quarterly Report is unaudited.

2.  BASIS OF PREPARATION

        This Quarterly Report has been prepared in accordance with article 154-ter of the Legislative Decree No. 58 of February 24, 1998.

        The financial statements included in the Quarterly Report (the "Quarterly Financials") have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—Interim Financial Reporting.

        The preparation of an interim report requires management to use estimates and assumptions that affect the reported amounts of revenue, costs, assets and liabilities, as well as disclosures relating to contingent assets and liabilities at the reporting date. Results published on the basis of such estimates and assumptions could vary from actual results that may be calculated in the future.

        These measurement processes and, in particular, those that are more complex, such as the calculation of impairment losses on non-current assets, are generally carried out only when the audited consolidated financial statements for the fiscal year are prepared, when all the necessary information is available, unless there are indications of impairment requiring immediate impairment testing. Similarly, the actuarial calculations necessary to calculate certain employee benefit liabilities, the changes to most deferred tax assets and liabilities and the impact of share-based payments are normally carried out when the audited consolidated financial statements for the fiscal year are prepared.

        Lastly, with reference to Consob resolution no. 15519 of July 27, 2006, which addresses the format of the financial statements, the Company has not included any specific supplements to the income statement, statement of financial position or statement of cash flows showing related party transactions, as these are immaterial. Please see Note 27—"Related Party Transactions" for additional details regarding transactions with related parties.

        Certain prior year financial statements items have been reclassified in order to be comparable with those of the current year.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS

        Beginning in 2010 the Group applied the following new accounting standards, amendments and interpretations, as revised by the IASB.

        On April 16, 2009, the IASB issued a series of amendments to IAS/IFRS, which the relevant European Union ("EU") bodies endorsed on March 23, 2010. Such amendments apply from and after January 1, 2010 and include the following:

    •
    IFRS 2—Share-based Payment: this amendment clarifies that IFRS 2 does not apply to transactions in which a company acquires assets as part of (i) a business combination, as defined by IFRS 3 (revised), (ii) the contribution of a business unit to form a joint venture or (iii) the combination of businesses or business units in jointly-controlled entities.

    •
    IFRS 5—Non-current Assets Held for Sale and Discontinued Operations: this amendment clarifies that IFRS 5 and the other IAS/IFRS standards that make specific reference to non-current assets (or disposal groups) classified as held for sale or discontinued operations set forth all required disclosures for these types of assets or operations.

    •
    IFRS 8—Operating Segments: this amendment, requires that an entity disclose the total amount of assets for each reporting segment only if such amount is regularly reported to the highest authority in its decision-making operation. This disclosure was previously required even if such condition was not met.

    •
    IAS 1—Presentation of Financial Statements: this amendment updates the previous definition of current liabilities under IAS 1. The previous definition required the classification of liabilities as current if they could be settled at any time through the issuance of equity instruments. Following the change, the option of converting a liability into an equity instrument is irrelevant for the purposes of its classification as current/non-current.

    •
    IAS 7—Statement of Cash Flows: this amendment clarifies that only those cash flows that lead to the creation of an asset can be classified as arising from investing activities in the statement of cash flows.

    •
    IAS 17—Leasing: with this change, the general conditions of IAS 17, which allow for the classification of a lease as finance or operating regardless of whether ownership is acquired at the end of the lease, are extended to land under lease as well. Previously, under IAS 17, land leases in which ownership was not acquired at the end of the lease were classified as operating leases. At the adoption date, all land under current leases that have not yet expired should be measured separately, with the retroactive recognition of a new lease accounted for as a finance lease, where applicable.

    •
    IAS 18—Revenue: this revision specifies the criteria to consider when determining whether, within a transaction that generates revenue, an entity is principal or agent. The identification of an entity as principal or agent determines how revenue is recognized; if it acts as agent, revenue may be recognized solely from commissions.

    •
    IAS 36—Impairment of Assets: this amendment requires that each unit or group of units to which goodwill is allocated for impairment testing purposes should not be larger than an

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

3.  NEW ACCOUNTING STANDARDS (Continued)

      operating segment determined in accordance with paragraph 5 of IFRS 8, before any combination permitted by the same standard.

    •
    IAS 38—Intangible Assets: IFRS 3 was revised in 2008, establishing that there is enough information to calculate the fair value of an intangible asset acquired as part of a business combination if it is separable or if it arose from contractual or legal rights. IAS 38 was therefore amended to reflect this revision to IFRS 3. The amendment also clarified the measurement method to be used for the fair value of intangible assets for which there is no active market. The amendment applies as of January 1, 2010.

    •
    IAS 39—Financial Instruments: Recognition and Measurement: this amendment restricts the scope exemption in paragraph 2(g) of IAS 39 to forward contracts between an acquiror and a vendor in a business combination to buy or sell an acquiree at a future date. The term of the forward contract should not exceed the period of time necessary to complete the transaction. The amendment clarifies that the exemption in paragraph 2(g) of IAS 39 does not apply to options which, if exercised, would result in the acquisition of control of an entity. The amendment also clarifies that loan repayment penalties, which offset the lender's loss of additional interest, should be treated in close relation to the loan contract and, accordingly, should not be recognized separately. Lastly, the amendment clarifies that gains or losses on hedging instruments should be reclassified from equity to profit or loss in the period in which the hedged cash flows affect profit or loss.

    •
    IFRIC 9—Reassessment of Embedded Derivatives: this amendment excludes derivatives from the scope of application of IFRIC 9 if they are embedded in contracts acquired through business combinations when jointly-controlled entities or joint ventures are formed.

        On June 18, 2009, IASB issued another amendment to IFRS 2—Share-based payment: group cash-settled share-based payment transactions. The amendment clarifies that the company receiving goods or services as part of share-based payment plans should recognize such goods or services regardless of which group or company settles the transaction and regardless of whether the transaction is settled in cash or shares. The amendment also specifies that a company should measure goods or services received as part of a transaction settled in cash or shares from its perspective, which might not coincide with that of the group or with the relevant amount recognized in the consolidated financial statements. This amendment applies as of January 1, 2010 and was endorsed by the relevant EU bodies on March 23, 2010.

4.  SEGMENT REPORTING

        In accordance with IFRS 8—"Operating Segments" the segment reporting schedules are provided below, using the primary reporting format, which includes two market segments: the first relates to Wholesale and Manufacturing Distribution ("Wholesale"), while the second relates to Retail Distribution ("Retail").

        The following schedule provides information by business segment, which Group management considers necessary to assess the Group's performance and to support future decisions relating to the allocation of resources.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

4.  SEGMENT REPORTING (Continued)

        In accordance with the amendment to IFRS 8, issued on April 16, 2009 and applicable as of January 1, 2010, the total amount of assets is no longer provided for each reporting segment, as this amount is not regularly reported to the highest authority in the Group's decision-making operation.

(thousands of Euro) Three months ended March 31,	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2010
Net sales	553,523	838,164		1,391,687
Income from Operations	120,113	88,008	(36,875)	171,246
Capital Expenditures	13,788	17,920		31,708
Depreciation and Amortization	18,153	33,119	20,110	71,382
2009
Net sales	501,569	810,765		1,312,334
Income from Operations	105,023	82,386	(33,236)	154,173
Capital Expenditures	19,341	25,303		44,644
Depreciation and Amortization	18,684	33,102	21,017	72,802

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

5.  CASH AND BANKS

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Cash at bank and post office	325,978	371,572
Checks	4,117	5,689
Cash and cash equivalent on hand	5,351	2,143
Restricted cash	714	677

Total	336,160	380,081

6.  RECEIVABLES FROM CUSTOMERS

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Accounts receivable	750,185	649,821
Bad debt fund	(31,751)	(30,937)

Total	718,434	618,884

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

6.  RECEIVABLES FROM CUSTOMERS (Continued)

        The above are exclusively trade receivables and are recognized net of allowances to adjust their carrying amount to estimated realizable value. They are all due within 12 months.

7.  INVENTORIES

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Raw materials	112,772	112,760
Work in process	51,210	52,368
Finished goods	469,106	440,927
Less: inventory obsolescence reserves	(92,621)	(81,392)

Total	540,467	524,663

8.  OTHER CURRENT ASSETS

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Sales taxes receivables	6,974	26,104
Short-term borrowing	822	806
Accrued income	1,466	1,272
Receivables for royalties	2,894	2,229
Other financial assets	81,287	43,545
Total financial assets	93,443	73,956
Income taxes receivables	9,807	33,413
Advances to suppliers	3,136	1,545
Prepaid expenses	83,259	61,424
Other assets	25,225	28,027
Total other assets	121,427	124,409

Total other current assets	214,870	198,365

        Other financial assets is comprised of Euro 25.8 million of marketable securities (as of December 31, 2009 such amounts were not invested and were held as cash and cash equivalents), Euro 1.0 million of receivables from foreign currency derivatives and other financial assets mainly recorded by Retail North America in the amount of Euro 22.2 million as of March 31, 2010 (Euro 17.2 million as of December 31, 2009).

        The decrease in income tax assets is primarily due to the offset of Euro 19.8 million of tax receivables by tax payables in the North American operations.

        Prepaid expenses mainly relate to the prepaid rental expenses of companies in the North American and Asia-Pacific Retail Division.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

8.  OTHER CURRENT ASSETS (Continued)

        Other current assets include the current portion of minimum payments for royalties advanced to some licensed designer brands of Euro 25.2 million as of March 31, 2010 (Euro 28.0 million as of December 31, 2009).

        The net book value of financial assets is approximately equal to their fair value and corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments aimed at diminishing credit risk.

NON CURRENT ASSETS

9.  NET PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment during the first quarter of 2010 are illustrated below:

	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

Balance as of January 1, 2010
Historical cost	766,625	880,851	39,814	554,479	2,241,769
Accumulated depreciation	(295,106)	(515,057)	(7,457)	(274,177)	(1,091,797)

Balance as of January 1, 2010	471,519	365,794	32,357	280,302	1,149,972

Increases	1,444	5,337		24,927	31,708
Decreases	(190)	(166)		(911)	(1,267)
Translation differences and other	13,805	17,794		9,989	41,588
Depreciation expense	(13,185)	(20,899)	(393)	(15,981)	(50,458)

Balance as of March 31, 2010	473,393	367,859	31,964	298,326	1,171,543

Historical cost	795,168	918,865	39,814	591,121	2,344,968
Accumulated depreciation	(321,774)	(551,005)	(7,850)	(292,794)	(1,173,425)

Balance as of March 31, 2010	473,393	367,859	31,964	298,326	1,171,543

        Depreciation of Euro 50.5 million (Euro 51.2 million in the same period in 2009) is included in the cost of sales (Euro 14.5 million, compared to Euro 13.6 million in the same period in 2009), selling expenses (Euro 24.3 million, compared to Euro 25.3 million in the same period in 2009), advertising expenses (Euro 1.2 million, compared to Euro 1.2 million in the same period in 2009) and general and administrative expenses (Euro 10.5 million, compared to Euro 11.1 million in the same period in 2009).

        Other items of property, plant and equipment include assets under construction of Euro 52.1 million at March 31, 2010 (Euro 49.2 million at December 31, 2009), mainly relating to the opening and renovation of North American retail stores.

        Leasehold improvements totaled Euro 235.6 million and Euro 238.5 million at March 31, 2010 and December 31, 2009, respectively.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

10.  GOODWILL AND INTANGIBLE ASSETS

        Changes in intangible assets in the first quarter of 2010 are illustrated below:

	Goodwill	Trade names and Trademarks	Distributor network	Customer relation, contracts and lists	Franchise agreements	Other	Total

Balance as of January 1, 2010
Historical cost	2,727,445	1,330,308	78,279	210,509	20,025	41,675	4,408,242
Accumulated amotization	(38,610)	(457,603)	(18,003)	(34,390)	(4,760)	(16,160)	(569,527)

Balance as of January 1, 2010	2,688,835	872,705	60,276	176,119	15,265	25,515	3,838,715

Increases		53	2,390			292	2,735
Intangible assets from business acquisitions	7,048						7,048
Translation differences and other	141,806	43,866	3,619	10,255	903	3,060	203,509
Amortization expense		(14,937)	(904)	(3,675)	(259)	(1,150)	(20,925)

Balance as of March 31, 2010	2,837,689	901,687	65,381	182,699	15,909	27,717	4,031,082

Of which
Historical cost	2,877,582	1,391,254	85,370	222,835	21,218	45,442	4,643,701
Accumulated amotization	(39,893)	(489,567)	(19,989)	(40,136)	(5,309)	(17,725)	(612,619)

Balance as of March 31, 2010	2,837,689	901,687	65,381	182,699	15,909	27,717	4,031,082

11.  INVESTMENTS

        This item amounts to Euro 49.5 million (Euro 46.3 million at December 31, 2009) and it primarily includes the investment in Multiopticas Internacional S.L., accounted for under the equity method.

12.  OTHER NON-CURRENT ASSETS

        Other non-current assets amount to Euro 147.5 million (Euro 147.6 million at December 31, 2009) and mainly include security deposits of Euro 12.8 million (Euro 10.5 million at December 31, 2009) and advances the Group has paid to certain licensees for future contractual minimum royalties, amounting to Euro 118.7 million (Euro 122.9 million at December 31, 2009).

13.  DEFERRED TAX ASSETS

        Deferred tax assets show a balance of Euro 343.5 million (Euro 356.7 million at December 31, 2009). Deferred tax assets primarily consist of temporary differences between the tax values and carrying amounts of inventories, intangible assets, pension funds and tax losses carried forward.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

LIABILITIES AND EQUITY

14.  PAYABLES TO BANKS

        Payables to banks at March 31, 2010 reflect current account overdrafts with various banks. The interest rates on these credit lines are floating, and the credit lines may be used to obtain, if necessary, letters of credit.

15.  CURRENT PORTION OF NON-CURRENT FINANCIAL LIABILITIES

        This item consists of the current portion of loans granted to the Group, described below in Note 19—"Non-current financial liabilities."

16.  PAYABLES TO SUPPLIERS

        Payables to suppliers consist of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The balance, which is due in its entirety within 12 months, is detailed below:

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Accounts payable	261,194	308,499
Invoices to be received	142,158	126,105

Total	403,352	434,604

17.  CURRENT TAX LIABILITIES

        "Tax liabilities" include liabilities for current taxes which are certain and determined.

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Current year income taxes payable fund	20,740	27,901
Income taxes advance payment	(12,798)	(16,697)

Total	7,942	11,204

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

18.  CURRENT LIABILITIES

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Premiums and discounts to suppliers	22,856	24,179
Sales commissions	2,443	1,775
Leasing rental	18,906	16,051
Accrued expenses wages & salaries	65,088	63,565
Insurance	9,135	9,476
Sale taxes payable	28,050	36,336
Salaries payable	99,287	91,536
Due to social securities authorities	15,981	21,483
Sales commissions payable	4,155	3,363
Royalties payable	1,038	1,096
Other financial liabilities	202,196	192,849

Total financial liabilities	469,135	461,709

Deferred income	1,139	1,480
Customers' right of return	30,964	27,334
Advances from customers	37,565	36,680
Other liabilities	33,086	26,933

Total liabilities	102,754	92,427

Total other current liabilities	571,889	554,136

        Other financial liabilities primarily include the payable related to the Group's acquisition of the outstanding shares in its Turkish subsidiary in the amount of Euro 64.9 million (Euro 61.8 million at December 31, 2009) and the payable related to foreign currency derivatives of Euro 4.0 million (Euro 3.7 million as of December 31, 2009).

        Other liabilities consists of the current portion of funds set aside for the provision for risks that primarily include:

  •
  Provision for long-term insurance risk of Euro 1.9 million as of March 31, 2010 and December 31, 2009;

  •
  Provision for licencing expenses and advertising expenses for licensed designer brands of Euro 11.5 million (Euro 7.6 million as of December 31, 2009), which is based upon advertising expenses that the Group is required to incur under the license agreements;

  •
  Provision for various litigations that have occurred in the ordinary course of business of Euro 2.3 million (Euro 1.0 million as of December 31, 2009); and

  •
  Provision for restructuring expenses, mainly generated by the acquisition of Oakley of Euro 8.1 million (Euro 7.8 million as of December 31, 2009).

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

19.  NON-CURRENT FINANCIAL LIABILITIES

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Luxottica Group S.p.A. Credit agreement with various financial institutions (a)	545,061	544,585
Senior unsecured guaranteed notes (b)	344,669	205,297
Credit agreement with various financial institutions (c)	638,876	750,228
Credit agreement with various financial institutions for Oakley acquisition (d)	1,089,434	1,062,816
Capital lease obligations, payable in installments through 2010	997	970
Other loans with banks and other third parties, interest at various rates, payable in installments through 2014. (e)	3,483	4,179

Total	2,622,521	2,568,075

Less: Current maturities	199,580	166,279

Long Term Debt	2,422,941	2,401,796

        (a)   In April 2008, the Company entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrued at EURIBOR plus 0.375 percent. The Company could select interest periods of one, three or six months. In June 2009, the Company renegotiated this credit facility. The new facility consists of a 2-year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 1.90 percent. The Company can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of March 31, 2010, this facility was not used.

On May 29, 2008, the Company entered into a Euro 250.0 million revolving credit facility, guaranteed by its subsidiary, Luxottica U.S. Holdings Corp. ("US Holdings"), with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement (1.209 percent as of March 31, 2010). As of March 31, 2010 Euro 250.0 million was borrowed under this credit facility. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2010.

In June and July 2009, we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks ("Intesa Swaps"). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, starting on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

19.  NON-CURRENT FINANCIAL LIABILITIES (Continued)

discussed above. The Intesa Swaps exchange the floating rate of EURIBOR for an average fixed rate of 2.25 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

On November 11, 2009, the Company entered into a Euro 300 million Term Facility Agreement, guaranteed by its subsidiaries US Holdings and Luxottica S.r.l., with Mediobanca—Banca di Credito Finanziario S.p.A., as agent, and Mediobanca—Banca di Credito Finanziario S.p.A., Deutsche Bank S.p.A., Calyon S.A. Milan Branch and Unicredit Corporate Banking S.p.A., as lenders. The final maturity of the Term Facility is November 30, 2012. Interest will accrue at EURIBOR (as defined in the agreement) plus a margin between 1.75 percent and 3.00 percent based on the "Net Debt/EBITDA" ratio (2.905 percent as of March 31, 2010). As of March 31, 2010, Euro 300.0 million was borrowed under this credit facility.

        (b)   On September 3, 2003, US Holdings closed a private placement of US $300 million (Euro 221.8 million at the exchange rate as of March 31, 2010) of senior unsecured guaranteed notes (the "Notes"), issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008 and have been repaid in full. Interest on the Series C Notes accrues at 4.45 percent per annum and they mature on September 3, 2010. The Series C Notes required annual repayments beginning on September 3, 2006 through the applicable date of maturity. The Notes are guaranteed on a senior unsecured basis by the Company and Luxottica S.r.l., a wholly owned subsidiary. The Notes contain certain financial and operating covenants. US Holdings was in compliance with those covenants as of December 31, 2009. In December 2005, US Holdings terminated three interest rate swaps that coincided with the Notes and, as such, the final adjustment to the carrying amount of the hedged interest-bearing financial instruments is being amortized as an adjustment to the fixed-rate debt yield over the remaining life of the debt. The effective interest rate on the Series C Notes outstanding as December 31, 2009 is 5.44 percent for its remaining life. Amounts outstanding under these Notes were Euro 8.1 million as of March 31, 2010.

On July 1, 2008 US Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the "2008 Notes"), issued in three series (Series A, Series B and Series C). The aggregate principal amounts of the Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2010. The proceeds from the 2008 Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility (see (d) below).

On January 29, 2010 US Holdings closed a private placement of U.S. $175 million senior unsecured guaranteed notes (the "2010 Notes"), issued in three series (Series D, Series E and Series F). The aggregate principal amounts of the Series D, Series E and Series F Notes are U.S. $50 million, U.S. $50 million and U.S. $75 million, respectively. Series D Notes mature on January 29, 2017, Series E Notes mature on January 29, 2020 and Series F Notes mature on January 29, 2019. Interest on the Series D Notes accrues at 5.19 percent per annum, interest on the Series E Notes accrues at

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

19.  NON-CURRENT FINANCIAL LIABILITIES (Continued)

5.75 percent per annum and interest on the Series F Notes accrues at 5.39 percent per annum. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2010. The proceeds from the 2010 Notes received on January 29, 2010 were used for general corporate purposes.

        (c)   On June 3, 2004, as amended on March 10, 2006, the Company and US Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740 million and U.S. $325 million. The five-year facility consists of three Tranches (Tranche A, Tranche B, Tranche C). The March 10, 2006 amendment increased the available borrowings to Euro 1,130 million and U.S. $325 million, decreased the interest margin and defined a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. On February 2007, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2012. On February 2008, the Company exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A is a Euro 405 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45 million beginning in June 2007, which is to be used for general corporate purposes, including the refinancing of existing Luxottica Group S.p.A. debt as it matures. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325 million which was drawn upon on October 1, 2004 by US Holdings to finance the purchase price of the acquisition of Cole. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a Revolving Credit Facility of Euro 725 million-equivalent multi-currency (Euro/US Dollar). Amounts borrowed under Tranche C may be repaid and reborrowed with all outstanding balances maturing in March 2013. The Company can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and US Dollar denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the "Net Debt/EBITDA" ratio, as defined in the agreement. The interest rate on March 31, 2010 was 0.599 percent for Tranche B and 0.751 percent on Tranche C amounts borrowed in Euro. The credit facility contains certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2010. Under this credit facility, Euro 640.3 million was borrowed as of March 31, 2010.

In June 2005, the Company entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405 million with various banks which decreased by Euro 45 million every three months starting on June 3, 2007 (the "Club Deal Swaps"). These Club Deal Swaps expired on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges were highly effective.

During the third quarter of 2007 the Group entered into 13 interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks ("Tranche B Swaps"). These swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.616 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

19.  NON-CURRENT FINANCIAL LIABILITIES (Continued)

        (d)   On November 14, 2007, the Group completed the merger with Oakley for a total purchase price of approximately US $2.1 billion. In order to finance the acquisition of Oakley, on October 12, 2007 the Company and US Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a term loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, made available to US Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500 million, made available to the Company. Each facility has a five-year term, with options to extend the maturity date on two occasions for one year each time. Interest accrues on the term loan at LIBOR plus 20 to 40 basis points based on "Net Debt to EBITDA" ratio, as defined in the agreement (0.601 percent for Facility D and 0.607 percent for Facility E on March 31, 2010). On September 2008, the Company exercised an option included in the agreement to extend the maturity date of Tranches D and E to October 12, 2013. These credit facilities contain certain financial and operating covenants. The Company was in compliance with those covenants as of March 31, 2010. U.S. $1,4 billion was borrowed under this credit facility as of March 31, 2010.

During the third quarter of 2007, the Group entered into ten interest rate swap transactions with an aggregate initial notional amount of U.S. $500.0 million with various banks ("Tranche E Swaps"). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

During the fourth quarter of 2008 and the first quarter of 2009 US Holdings entered into 14 interest rate swap transactions with an aggregate initial notional amount of US $700.0 million with various banks ("Tranche D Swaps"), which will start to decrease by U.S. $50.0 million every three months beginning on April 12, 2011. The last maturity of these swaps will be October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.42 percent per annum. The ineffectiveness of cash flow hedges was tested at the inception date and at least every three months. The results of the tests indicated that the cash flow hedges are highly effective.

The short-term bridge loan facility was for an aggregate principal amount of U.S. $500 million. Interest accrued on the short-term bridge loan at LIBOR (as defined in the agreement) plus 0.15 percent. The final maturity of the credit facility was eight months from the first utilization date. On April 29, 2008, the Company and its subsidiary US Holdings entered into an amendment and transfer agreement to this short-term bridge loan facility. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrued at LIBOR (as defined in the agreement) plus 0.60 percent. On November 27, 2009, the Company and US Holdings amended the U.S. $150 million short-term bridge loan facility to, among other things, reduce the total facility amount from U.S. $150 million to U.S. $75 million effective November 30, 2009 and provide for a final maturity date of

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

19.  NON-CURRENT FINANCIAL LIABILITIES (Continued)

November 30, 2011. The new terms also provide for the repayment of U.S.$25 million on November 30, 2010 and the remaining principal at the final maturity date. From November 30, 2009, interest accrues at LIBOR (as defined in the agreement) plus 1.90 percent (2.154 percent as of March 31, 2010). Under this credit facility, U.S. $75 million was borrowed as of March 31, 2010.

        (e)   Other loans consist of several small credit agreements.

        Long-term debt, including capital lease obligations, matures as follows (thousands of Euro):

2010	138,610
2011	288,025
2012	820,272
2013	1,060,972
2014	257
2015 and later on	317,906
IAS Adjustment	(3,521)

Total	2,622,521

        The net financial position is as follows:

		March 31, 2010	December 31, 2009
	(thousands of Euro)

A	Cash and cash equivalent	336,160	380,081
B	Availabilities (A)	336,160	380,081
C	Bank overdrafts	134,978	148,951
D	Current portion of long-term debt	199,580	166,279
E	Current Liabilities (C) + (D)	334,559	315,230
F	Non Current Liabilities (E) - (B)	(1,601)	(64,851)
G	Long-term debt	2,086,391	2,204,229
H	Notes payables	336,549	197,567
I	Total non current liabilities (G) + (H)	2,422,941	2,401,796
J	Net Financial Position (F) + (I)	2,421,340	2,336,945

        Our net financial position with respect to related parties is not material.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

20.  POST-EMPLOYMENT BENEFITS

        This item amounts to Euro 43.4 million (Euro 44.6 million at December 31, 2009). The balance primarily includes liabilities related to the post-employment benefits of the Italian companies' employees.

21.  DEFERRED TAX LIABILITIES

        Deferred tax liabilities amount to Euro 382.1 million and Euro 396.0 million at March 31, 2010 and December 31, 2009, respectively. Deferred tax liabilities primarily relate to temporary differences between the tax values and carrying amounts of property, plants and equipment and intangible assets.

22.  OTHER NON-CURRENT LIABILITIES

(thousands of Euro)	As of March 31, 2010	As of December 31, 2009

Risk funds	103,004	99,050
Other liabilities	125,277	113,517
Other financial liabilities	151,253	137,461

Total	379,534	350,028

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

22.  OTHER NON-CURRENT LIABILITIES (Continued)

        The provisions for risks include:

  •
  accruals for "self-insurance" covering specific risks, amounting to Euro 27.0 million (Euro 25.2 million at December 31, 2009);

  •
  accruals for various legal disputes arising from normal business activities, totaling Euro 3.0 million (Euro 3.0 million at December 31, 2009);

  •
  accruals for tax liabilities of Euro 53.9 million (Euro 51.3 million at December 31, 2009).

        Other liabilities mainly include the liabilities for U.S. pension funds (Euro 125.3 million, compared to Euro 113.5 million at December 31, 2009), the non-current portion of interest rate derivative liabilities (Euro 60.6 million at March 31, 2010, compared to Euro 48.6 million at December 31, 2009) and financial liabilities relating to the transaction with the subsidiary Optika Holdings (Euro 29.2 million, compared to Euro 31.2 million at December 31, 2009).

23.  EQUITY ATTIBUTABLE TO THE STOCKHOLDERS OF THE PARENT

Share capital

        The Company's share capital at March 31, 2010 amounts to Euro 27,887,476.98 and is comprised of 464,791,283 ordinary shares with a par value of Euro 0.06 each. At January 1, 2010, the share capital amounted to Euro 27,863,182.98 and was comprised of 464,386,383 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 404,900 options to purchase ordinary shares granted to employees under existing stock option plans the share capital grew by Euro 24,294 in the first three months of 2010. The options exercised included 164,400 as part of the 2001 grant, 38,600 as part of the 2002 grant, 46,300 as part of the 2003 grant, 106,100 as part of the 2004 grant and 49,500 as part of the 2005 grant.

Legal reserve

        This reserve reflects the portion of the Company's earnings that are not distributable as dividends, in accordance with article 2430 of the Italian Civil Code.

Share premium reserve

        This reserve increases following the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equity in excess of the corresponding carrying amounts of investments in the same companies. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation of financial statements prepared in currencies other than Euro into Euro.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

23.  EQUITY ATTIBUTABLE TO THE STOCKHOLDERS OF THE PARENT (Continued)

Treasury reserve

        Treasury reserve is equal to Euro 84.7 million (Euro 82.7 million as of December 31, 2009). The increase is due to the share buyback program approved by the stockholders' meeting on October 29, 2009 ("2009 Program"), intended to provide the Company with treasury shares to efficiently manage its share capital and to implement its Performance Shares Plan.

        Under the 2009 Program the Company, in the first three months of 2010, purchased on the Milan Stock Exchange's Mercato Telematico Azionario (MTA) an aggregate amount of 487,100 ordinary shares at an average price of Euro 18.66 for an aggragate amount of Euro 9,091,557.

        In parallel with the purchases of shares by the Company, Arnette Optic Illusions, Inc. ("Arnette"), a U.S. subsidiary, sold on the MTA 705,000 Luxottica Group ordinary shares at anaverage unit price of Euro 18.87 for an aggregate amount of Euro 13,303,645.

24.  EQUITY ATTRIBUTABLE TO MINORITY INTERESTS

        Equity attributable to minority interests amounts to Euro 12.4 million and Euro 16.4 million at March 31, 2010 and December 31, 2009, respectively. The Euro 4.0 million decrease is primarily due to the Euro 2.6 million profit for the period, which was partially offset by dividends of Euro 6.9 million.

25.  NOTES TO THE CONSOLIDATED INCOME STATEMENT

        Please refer to Note 3—"Financial Results" in the Management Report on the Interim Financial Results as of March 31, 2010

26.  COMMITMENTS AND RISKS

        The Group has commitments under contractual agreements in place. Such commitments relate to the following:

  •
  royalty agreements signed with certain designers whereby the Group is required to pay royalties and advertising fees calculated as a percentage of turnover (as contractually defined) guaranteeing, in some cases, a minimum annual amount. These agreements require minimum payments which totaled Euro 221.8 million as of March 31, 2010, and Euro 211.1 million as of December 31, 2009.

  •
  rental and operating lease agreements for various stores, plants, warehouses and offices, along with a portion of the IT system and motor vehicles. The agreements include renewal options subject to various conditions. The rental and licensing agreements for the Group's points of sale in the United States often include rent increase clauses and conditions requiring the payment of progressively higher rent installments, in addition to an established minimum, in relation to the achievement of sales targets set forth in such agreements. Future minimum rental payments required under these rental and operating agreements were Euro 1,296.9 million as of March 31, 2010 and Euro 1,304.3 million as of December 31, 2009.

  •
  Other commitments which include future payments for endorsement contracts, supplier purchase and other long-term commitments mainly consist of auto, machinery and equipment lease commitments as well as commitments to open additional Sunglass Hut points of sale in

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

    approximately 430 Macy's department stores in the U.S. subsequent to an agreement entered into with Macy's Inc on December 4, 2009. Future payments related to those commitments were Euro 49.8 million as of March 31, 2010 and Euro 49.1 million as of December 31, 2009.

Guarantees

  •
  The United States Shoe Corporation, a wholly-owned subsidiary within the Group, which has guaranteed the lease payments for seven stores in the United Kingdom. These lease agreements have varying termination dates through December 31, 2015. At March 31, 2010, the Group's maximum liability amounts to Euro 3.7 million (Euro 4.7 million at December 31, 2009).

  •
  Cole, a wholly-owned subsidiary of the Group, which has guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of the franchising agreements. Total minimum guaranteed payments under this guarantee amount to Euro 3.9 million (U.S. $5.3 million) at March 31, 2010. This was Euro 3.8 million at December 31, 2009. The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements.

Short-Term Credit Facilities

        As of March 31, 2010 and as of December 31, 2009, the Group had unused short-term lines of credit of approximately Euro 578.3 million and Euro 542.8 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with banks with an aggregate maximum borrowing availability of Euro 413.5 million as of March 31, 2010 (Euro 412.0 million at December 31, 2009). These lines of credit are renewable annually, can be cancelled on short notice and have no commitment fees. At March 31, 2010 and as of December 31, 2009, these credit lines were utilized for Euro 0.4 million and Euro 2.0 million, respectively.

        US Holdings maintains unsecured lines of credit with three separate banks with an aggregate maximum borrowing availability of Euro 98.5 million (U.S. $133.2 million). These lines of credit are renewable annually, can be cancelled on short notice and have no commitment fees. As of March 31, 2010 these lines were not used, and there were Euro 16.1 million in aggregate face amount of standby letters of credit outstanding under these lines of credit (see below).

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.80 percent.

Outstanding Standby Letters of Credit

        A U.S. subsidiary has obtained various standby and trade letters of credit from banks that aggregated Euro 27.2 million and Euro 29.9 million as of March 31, 2010 and December 31, 2009, respectively. Most of these letters of credit are used for security in risk management contracts, purchases from foreign vendors or as security on store leases. Most standby letters of credit contain evergreen clauses under which the letter is automatically renewed unless the bank is notified not to renew. Trade letters of credit are for purchases from foreign vendors and are generally outstanding for a period that is less than six months. Substantially all the fees associated with maintaining the letters of credit fall within the range of 50 to 100 basis points annually.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

Litigation

        The Company and its subsidiaries are involved in the following legal and regulatory proceedings of which the timing and outcomes are inherently uncertain, and such outcomes could have a material adverse effect on the Company's business, financial position or operating results.

Cole Consumer Class Action Lawsuit

        In June 2006, Cole and its subsidiaries were sued by a consumer in a class action that alleged various statutory violations related to the operations of Pearle Vision, Inc. and Pearle Vision Care, Inc. in California. The plaintiff asserted various claims relating to the confidentiality of medical information and the operation of Pearle Vision stores in California, including violations of California laws governing relationships among opticians, optical retailers, manufacturers of frames and lenses, and optometrists, and other unlawful or unfair business practices. The parties entered into a settlement agreement, which provides for a store voucher at Pearle Vision or LensCrafters for each class member and the payment of attorneys' fees and costs. On December 19, 2008, the court granted final approval of the settlement and entered final judgment. The settlement became final on March 17, 2009.

        Amounts paid to settle this litigation and related costs incurred for the three months ended March 31, 2010 and 2009 were not material.

Oakley Shareholder Lawsuit

        On June 26, 2007, the Pipefitters Local No. 636 Defined Benefit Plan filed a class action complaint, on behalf of itself and all other shareholders of Oakley, Inc. ("Oakley"), against Oakley and its Board of Directors in California Superior Court, County of Orange. The complaint alleged, among other things, that the defendants violated their fiduciary duties to shareholders by approving Oakley's merger with Luxottica and claimed that the price per share fixed by the merger agreement was inadequate and unfair. The defendants filed demurrers to the complaint, which the Court granted without prejudice. On September 14, 2007, the plaintiff filed an amended complaint containing the same allegations as the initial complaint and adding purported claims for breach of the duty of candor. Because the Company believed the allegations were without merit, on October 9, 2007, the defendants filed a demurrer to the amended complaint. Rather than respond to that demurrer, the plaintiff admitted that its claims were moot and on January 4, 2008 filed a motion for attorneys' fees and expenses. The hearing for this motion took place on April 17, 2008. On May 29, 2008, the Court issued a ruling denying the plaintiff's motion for attorneys' fees and expenses in its entirety. The court did not rule on the defendants' demurrer to the amended complaint. On July 11, 2008, the Court entered an order dismissing the action with prejudice and denying the plaintiff's motion for attorneys' fees and expenses. The plaintiff appealed the Court's May 29, 2008 ruling and the July 11, 2008 order. On January 11, 2010, the appellate court affirmed the trial court's decision in all respects. The plaintiff has filed a petition with the California Supreme Court requesting review of the appellate court's decision.

        Costs associated with this litigation incurred for the three months ended March 31, 2010 and 2009 were not material. Management believes that no estimate of the range of possible losses, if any, can be made at this time.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

26.  COMMITMENTS AND RISKS (Continued)

Fair Credit Reporting Act Litigation

        In January 2007, a complaint was filed against Oakley and certain of its subsidiaries in the United States District Court for the Central District of California, alleging wilful violations of the Fair and Accurate Credit Transactions Act related to the inclusion of credit card expiration dates on sales receipts. The plaintiff brought suit on behalf of a class of Oakley's customers. Oakley denied any liability, and later entered into a settlement arrangement with the plaintiff that resulted in a complete release in favor of the Oakley defendants, with no cash payment to the class members but rather an agreement by Oakley to issue vouchers for the purchase of products at Oakley retail stores during a limited period of time. The settlement also provided for the payment of attorneys' fees and claim administration costs by the Oakley defendants. An order approving this settlement was entered on November 24, 2008. The settlement became final on January 15, 2009.

        Amounts paid to settle this litigation and related costs incurred three months ended March 31, 2010 and 2009 were not material.

Texas LensCrafters Class Action Lawsuit

        In May 2008, two individual optometrists commenced an action against LensCrafters, Inc. and Luxottica Group S.p.A. in the United States District Court for the Eastern District of Texas, alleging violations of the Texas Optometry Act ("TOA") and the Texas Deceptive Trade Practices Act, and tortious interference with customer relations. The suit alleges that LensCrafters has attempted to control the optometrists' professional judgment and that certain terms of the optometrists' sub-lease agreements with LensCrafters violate the TOA. The suit seeks recovery of a civil penalty of up to U.S. $1,000 for each day of a violation of the TOA, injunctive relief, punitive damages, and attorneys' fees and costs. In August 2008, plaintiffs filed a first amended complaint, adding claims for fraudulent inducement and breach of contract. In October 2008, plaintiffs filed a second amended complaint seeking to certify the case as a class action on behalf of all current and former LensCrafters' sub-lease optometrists. Luxottica Group S.p.A. filed a motion to dismiss for lack of personal jurisdiction in October 2008. The court did not address that motion. The case was transferred to the Western District of Texas, Austin Division, in January 2009, pursuant to the defendants' motion to transfer venue. On January 11, 2010 plaintiffs filed a motion requesting that the court permit the case to proceed as a class action on behalf of all optometrists who sublease from Lenscrafters in Texas.

        On February 8, 2010, the parties reached an agreement to settle the litigation on confidential terms. On March 8, 2010, the court dismissed the case with prejudice. Amounts paid to settle this litigation will not be material. Costs associated with the litigation for the the three months ended March 31, 2010 and 2009 were not material.

        The Group is a defendant in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Group that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Group's consolidated financial position or results of operations.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

27.  RELATED PARTY TRANSACTIONS

Non-current assets

        In January 2002, the Group purchased a property to serve as the general management headquarters for the Luxottica Group, mortgaged to secure a bank loan of "Partimmo S.r.l.", a company owned by the Chairman of the Company, for a total investment of Euro 42.0 million, consisting of a purchase price of Euro 28.5 million and the remainder of leasehold improvements. The Group has stated these assets at their historical cost.

Licensing agreements

        The Group signed an exclusive worldwide licensing agreement for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Retail Brand Alliance, Inc. ("RBA"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The original licensing agreement expired in 2009 and has been renewed on March 31, 2010 for five years. For further details about this renewal, please refer to Note 1—"Operating Performance for the First Quarter of 2010"of the Management Report on the Interim Financial Results as of March 31, 2010. The Group paid RBA Euro 0.4 million in the first three months of 2010 and Euro 0.1 million in the first three months of 2009.

Stock option plan

        On September 14, 2004, the Company announced that its largest shareholder, Leonardo Del Vecchio, had allocated 2.11% of his shares of the Company, amounting to 9.6 million shares, that he held through the company La Leonardo Finanziaria S.r.l.—now held through Delfin S.a.r.l.—a financial company owned by the Del Vecchio family, to a stock option plan for the Group's top management. The options vested at June 30, 2006 upon the attainment of certain financial targets. Accordingly, the rights holders were entitled to exercise them from such date until their expiry in 2014. In the first three months of 2010, 200,000 rights were exercised as part of this plan. No rights were exercised in 2009.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

27.  RELATED PARTY TRANSACTIONS (Continued)

        A summary of related party transactions at March 31, 2010 and March 31, 2009 is provided below:

(thousands of Euro) As of March 31, 2010 Related Parties	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc	27.4	224.2		226.1
Multiopticas Internacional, SL	1,190.8	11.4	1,547.1	2,482.7
Type 20 srl			17.1
Others	0.7	42.0		0.2

Total	1,218.9	277.5	1,564.2	2,709.0

(thousands of Euro) As of March 31, 2009 Related Parties	Income statement		Balance sheet
	Revenues	Costs	Assets	Liabilities

Retail Brand Alliance, Inc	37.7	171.8		170.5
Type 20 S.r.l.			17.5
Others	0.7	185.7	428.0	189.4

Total	38.4	357.4	445.4	359.9

        Total remuneration due to key managers in the first quarter of 2010 amounts to approximately Euro 8.3 million (Euro 2.8 million at March 31, 2009).

        These costs relate to key managers who were already with the Group in the first quarter of 2009 and remain in service, as well as those who became key managers after March 31, 2009.

28.  EARNINGS PER SHARE

        Basic and diluted earnings per share have been calculated as the ratio of net profit attributable to the stockholders of the Company for the periods ended March 31, 2010 and 2009, amounting to Euro 95.1 million and Euro 78.8 million, respectively, to the number of outstanding shares of the Company.

        Earnings per share in the first three months of 2010 amount to Euro 0.21, compared to Euro 0.17 in the same period in 2009. Diluted earnings per share in the first three months of 2010 amounted to Euro 0.21, compared to Euro 0.17 in the same period in 2009.

Notes to the
CONDENSED CONSOLIDATED QUARTERLY REPORT (Continued)
As of MARCH 31, 2010
(UNAUDITED)

28.  EARNINGS PER SHARE (Continued)

        The table below provides a reconciliation of the weighted average number of shares used to calculate basic and diluted earnings per share:

	As of March 31,
	2010	2009

Weighted average shares outstanding—basic	458,404,423	457,031,838
Effect of dilutive stock options	1,562,551	47,179
Weighted average shares outstanding—dilutive	459,966,975	457,079,017
Options not included in calculation of dilutive shares as the exercise price was greater than the average price during the respective period or performance measures related to the awards have not yet been met	14,801,101	18,141,222

29.  DIVIDENDS

        No dividends were distributed in the first three months of 2010 and 2009.

30.  SEASONAL AND CYCLICAL EFFECTS ON OPERATIONS

        We have historically experienced sales volume fluctuations by quarter due to seasonality associated with the sale of sunglasses, which represented 47.5 percent and 44.7 percent of our net sales in the first three months of 2010 and 2009, respectively.

31.  SUBSEQUENT EVENTS

        Please see note 5—"Subsequent Events" in the Management Report on the Interim Financial Results as of March 31, 2010 for a description of events that occurred after March 31, 2010.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN EURO

	Average exchange rate as of March 31, 2010	Final Exchange rate as of March 31, 2010	Average exchange rate as of March 31, 2009	Final Exchange rate as of December 31, 2009

U.S. Dollar	1.3829	1.3526	1.3029	1.4332
Swiss Franc	1.4632	1.4276	1.4977	1.4836
Great Britain Pound	0.8876	0.8898	0.9088	0.8881
Brasilian Real	2.4917	2.4043	3.0168	2.5113
Japanese Yen	125.4848	125.9300	122.0440	133.1600
Canadian Dollar	1.4383	1.3687	1.6223	1.5128
Mexican Peso	17.6555	16.6573	18.7267	18.9223
Swedish Krona	9.9464	9.7135	10.9410	10.2520
Australian Dollar	1.5293	1.4741	1.9648	1.6008
Argentine Peso	5.3086	5.2231	4.6182	5.4618
South African Rand	10.3852	9.8922	12.9740	10.6660
Israeli Shekel	5.1640	4.9916	5.2870	5.4545
Hong Kong Dollar	10.7364	40.4653	10.1016	11.1709
Turkish Lira	2.0866	2.0512	2.1635	2.1547
Norvegian Krona	8.1020	8.0135	8.9472	8.3000
Malaysian Ringgit	4.6590	4.3968	4.7259	4.9326
Thai Baht	45.4722	43.5980	46.0377	47.9860
Taiwan Dollar	44.1373	42.8114	44.2631	46.1304
South Korean Won	1581.4081	1525.1100	1847.5859	1666.9700
Chinese Renminbi	9.4417	9.2006	8.9066	9.8350
Singapore Dollar	1.9395	1.8862	1.9709	2.0194
New Zealand Dollar	1.9510	1.9024	2.4498	1.9803
United Arab Emirates Dirham	5.0795	4.9507	4.7857	5.2914
Indian Rupee	63.4796	60.5140	64.7948	67.0400
Polish Zloty	3.9869	3.8673	4.4988	4.1045
Ungarian Forint	268.5222	265.7500	294.1909	270.4200
Croatian Kuna	7.2849	7.2638	7.4116	7.3000

Milan, April 29, 2010
Luxottica Group S.p.A.
For the Board of Directors

Andrea Guerra
Chief Executive Officer

        The officer responsible for preparing the company's financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Milan, April 29, 2010

Enrico Cavatorta
(Manager responsible for financial reporting)

Luxottica Headquarters and Registered Office•Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank)•60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

 LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

 LUXOTTICA FASHION BRILLEN VERTRIEBS
GMBH
HAAR - GERMANY

 LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

 LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

 LUXOTTICA HELLAS AE
PALLINI - GREECE

 LUXOTTICA IBERICA SA
BARCELONA - SPAIN

 LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

 LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

 LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

 LUXOTTICA PORTUGAL-COMERCIO DE
OPTICA SA
LISBOA - PORTUGAL

 LUXOTTICA (SWITZERLAND) AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

 LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

 LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

 SUNGLASS HUT (UK) LIMITED
LONDON - UK

 OAKLEY ICON LIMITED
DUBLIN - IRELAND

LUXOTTICA ExTrA LIMITED
DUBLIN - IRELAND

 LUXOTTICA TRADING AND
FINANCE LIMITED
DUBLIN - IRELAND

 LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

 LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

 LUXOTTICA
VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

 LUXOTTICA U.S. HOLDINGS
CORP.
PORT WASHINGTON - NEW YORK (USA)

 AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

 LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

 LUXOTTICA NORTH AMERICA
DISTRIBUTION LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL NORTH
AMERICA INC.
MASON - OHIO (USA)

 SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

 EYEMED VISION CARE LLC
MASON - OHIO (USA)

 LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

 OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

 LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

 LUXOTTICA BRASIL PRODUTOS OTICOS E ESPORTIVOS LTDA
SÃO PAULO - BRASIL

 LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

 MIRARI JAPAN CO LTD
TOKYO - JAPAN

 LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

 RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

 SPV ZETA OPTICAL COMMERCIAL AND
TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

 LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

 GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

 SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

 LUXOTTICA KOREA LTD
SEOUL - KOREA

 LUXOTTICA SOUTH PACIFIC
HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

 LUXOTTICA (CHINA)
INVESTMENT CO. LTD.
SHANGHAI - CHINA

www.luxottica.com

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

Date: May 14, 2010	By: /s/ Enrico Cavatorta ENRICO CAVATORTA CHIEF FINANCIAL OFFICER